

Mail Stop 3720

March 23, 2016

James E. Moylan Jr.
Senior Vice President, Finance and
Chief Financial Officer
Ciena Corporation
7035 Ridge Road
Hanover, MD  21076

> **Re:     Ciena Corporation**
> **Form 10-K for Fiscal Year Ended October 31, 2015**
> **Filed December 21, 2015**
> **File No. 001-36250**

Dear Mr. Moylan:

We have reviewed your filing and have the following comments.  Please comply with the following comments in future filings.  Confirm in writing that you will do so and explain to us how you intend to comply.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended October 31, 2015

Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 42

Liquidity and Capital Resources, page 57

1.  If significant to an understanding of your liquidity, please disclose the amount of cash, cash equivalents and short-term investments held by foreign subsidiaries.  Additionally, to the extent material, please describe any significant amounts that may not be available for U.S. operations related to cash, cash equivalents and short-term investments held by

foreign subsidiaries where you consider earnings to be permanently reinvested.  Also, address the potential tax implications of repatriation.

Notes to Financial Statements

Note (19). Income Taxes, page 98

2.  Please disclose the cumulative amount of each type of temporary differences for which a deferred tax liability has not been recognized, pursuant to ASC 740-30-50-2.b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters.  Please contact Will Mastrianna, Attorney-Advisor, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications